EXHIBIT 6.1(D.1)

UNITED STATES OF AMERICA
BEFORE THE
FEDERAL ENERGY REGULATORY COMMISSION

Central Mississippi Generating	)	
Company, LLC	)	
	)	Docket No. EC05-101-000
Attala Transmission LLC	)	

**JOINT APPLICATION OF
CENTRAL MISSISSIPPI GENERATING COMPANY, LLC AND
ATTALA TRANSMISSION LLC
FOR AUTHORIZATION TO DISPOSE
OF JURISDICTIONAL FACILITIES**

Steven A. Weiler
Marcia A. Stanford
Leonard, Street and Deinard
Army and Navy Club Building
1627 "Eye" Street, N.W., Suite 610
Washington, D.C. 20006
202-974-6100

Sanford M. Saunders, Jr.
Kenneth P. Kaplan
Greenberg Traurig, LLP
800 Connecticut Ave., N.W.
Suite 500
Washington, D.C. 20006
202-331-3100

ATTORNEYS FOR
CENTRAL MISSISSIPPI GENERATING
   COMPANY, LLC

Robert F. Shapiro
Donna J. Bobbish
Chadbourne & Parke LLP
1200 New Hampshire Ave., N.W.
Washington, D.C. 20036
202-974-5600

ATTORNEYS FOR
ATTALA TRANSMISSION LLC

June 29, 2005

DC1 - 215544.09

UNITED STATES OF AMERICA
BEFORE THE
FEDERAL ENERGY REGULATORY COMMISSION

Central Mississippi Generating Company, LLC	)	
	)	Docket No. EC05-101-000
Attala Transmission LLC	)	

JOINT APPLICATION OF
CENTRAL MISSISSIPPI GENERATING COMPANY, LLC AND
ATTALA TRANSMISSION LLC
FOR AUTHORIZATION TO DISPOSE
OF JURISDICTIONAL FACILITIES

Pursuant to Section 203 of the Federal Power Act ("FPA"),[1] and Part 33 of the Commission's Regulations,[2] Central Mississippi Generating Company, LLC ("CMGC"), and Attala Transmission LLC ("Attala") (collectively, the "Applicants") request that the Commission authorize the disposition of certain jurisdictional facilities from CMGC to Attala (the "Transaction").

As explained more fully below, the Commission should approve the Transaction as consistent with the public interest, because it will not result in any adverse effects on competition, rates or regulation. In order to permit timely closing of the Transaction, Applicants request a shortened comment period of two weeks, expeditious review of this Application, and an order approving the Transaction no later than August 15, 2005.

I. INTRODUCTION AND SUMMARY

CMGC is a "public utility" subject to the jurisdiction of the Commission under Section 201 of the FPA. CMGC currently owns a 526 MW (nameplate capacity) natural gas-

[1] 16 U.S.C. § 824b (2000).

[2] 18 C.F.R. Part 33 (2004).

fired generating facility (the "Attala Generating Facility") and associated interconnection facilities (the "Interconnection Facilities")[3] located in Attala County, Mississippi.

Pursuant to a "Purchase and Sale Agreement," between CMGC and Attala, dated March 16, 2005 (the "PSA"), and subject to Commission approval, as requested herein, CMGC will sell the Interconnection Facilities to Attala. Following the Transaction, Attala will provide interconnection services to Entergy Mississippi Inc. ("EMI") pursuant to the terms of an "Interconnection and Services Charge Agreement (the "ISCA").[4] EMI will provide maintenance services to Attala pursuant to a Maintenance Agreement.

The Transaction will result in the disposition of "jurisdictional facilities"[5] and, accordingly, the Applicants request Commission authorization for the Transaction under Section 203 of the FPA. The Transaction is anticipated to close on or about October 1, 2005, subject to the receipt of Commission approval. The Transaction is consistent with the public interest, because it will not adversely affect competition. The electricity operations of CMGC and Attala in the State of Mississippi, the relevant geographic market, are either zero or *de minimis* and, thus, the sale and transfer of the facilities from CMGC to Attala will not have an adverse effect on competition in the relevant market. Furthermore, the Transaction will not have an adverse effect on rates. Finally, the Transaction will not change the Commission's jurisdiction over the Interconnection Facilities. Therefore, consistent with

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[3]   The Interconnection Facilities, which comprise only generator step-up transformers, protective equipment and an approximately one-mile, 500 kV line used solely to interconnect the Attala Generating Facility with the EMI transmission system, are shown in Exhibit K to this Application.

[4]   Contemporaneous with this Application, Attala has submitted the ISCA for filing, pursuant to Section 205 of the FPA.

[5]   Section 201(b) (1) of the FPA provides that "[t]he Commission shall have jurisdiction over all facilities for such transmission [of electric energy in interstate commerce] or sale of electric energy [at wholesale in interstate commerce]. . . ." 16 U.S.C. § 824(b)(1).

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Section 203 of the FPA and its regulations and policies thereunder, the Commission should

approve the Transaction.

II. INFORMATION REQUIRED BY PART 33 OF THE COMMISSION'S REGULATIONS

Pursuant to Section 33.2 of the Commission's Regulations,[6] the Applicants provide

the following information:

A. Exact Name and Address of Principal Business Office[7]

The exact legal names and addresses of the principal business offices of the

Applicants are:

1. **CMGC**

Central Mississippi Generating Company, LLC
c/o R.W. Beck Plant Management, Ltd.
The Corporate Center
550 Cochituate Road
Framingham, MA 01701

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[6]   18 C.F.R. § 33.2. The requirements of Part 33 of the Commission's regulations are intended to serve the underlying purposes of Section 203 of the FPA, which are to prevent transfers of jurisdictional facilities that would adversely affect the ability of public utilities to render adequate service to their customers. Because the Transaction will not result in the impairment of customer service, or adversely affect regulation of any jurisdictional facilities, it is appropriate in this case for the Commission to reduce the filing requirements contained in its regulations.

In a number of prior instances, the Commission has relaxed the full filing requirements of Part 33 of its regulations. Instead, the Commission has required the filing of only such information as will satisfy the minimum statutory requirements of Section 203 of the FPA. *See*, *e.g.*, *El Paso Energy Corp.*, 89 FERC ¶62,199 (1999). This Application provides the Commission with the information necessary to determine that the Transaction is consistent with the public interest and will not adversely affect competition, rates or regulation and, thereby, allow for relaxation of the full filing requirements.

Based on the foregoing, and on the facts set forth in this Application, Applicants request waiver of any filing requirements that require submission of any additional documentation, including full or partial waiver of the requirements of 18 C.F.R. §§ 33.2(c)(1), 33.2(c)(4), 33.2(c)(5), 33.2(e), 33.2(g), 33.2(i), 33.3 and 33.4. Applicants request that the Commission authorize the Transaction described herein on the basis of the information provided in this Application.

[7]   18 C.F.R. § 33.2(a).

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>   2.   **Attala**

>   Attala Transmission LLC
>   2030 Donahue Ferry Road
>   Pineville, LA 71360

B.   Names and Addresses of Persons Authorized to Receive Notices and Communications in Respect to Petition[8]

The names of the following persons should be placed on the official service list

compiled by the Secretary in this proceeding:

>   1.   **For CMGC**

David Patton*
Central Mississippi Generating
Company, LLC
c/o R.W Beck Plant Management
The Corporate Center
550 Cochituate Road
Framingham, MA 01701
Phone: 508-935-1811
Fax: 508-935-1888
dpatton@rwbeck.com

Steven A. Weiler*
Marcia A. Stanford*
Leonard, Street and Deinard
The Army and Navy Club Building
1627 "Eye" Street, N.W., Suite 610
Washington, D.C. 20006
Phone: 202-974-6111
Fax: 202-974-6101
steve.weiler@leonard.com
marcia.stanford@leonard.com.

Sanford M. Saunders, Jr.*
Kenneth P. Kaplan*
Greenberg Traurig, LLP
800 Connecticut Ave., N.W.
Suite 500
Washington, D.C. 20006
Phone: 202-331-3100
Fax: 202-331-3101
saunderss@gtlaw.com
kaplank@gtlaw.com

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[8]   18 C.F.R. § 33.2(b).

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2. For Attala

Gregory A. Coco, P.E.*
Attala Transmission LLC
c/o Cleco Power LLC
2030 Donahue Ferry Road
Pineville, LA 71361
Phone: 318-484-7520
Fax: 318-484-7394
greg.coco@cleco.com

Robert F. Shapiro*
Donna J. Bobbish*
Chadbourne & Parke LLP
1200 New Hampshire Ave., N.W.
Washington, D.C. 20036
Phone: 202-974-5600
Fax: 202-974-5607
rshapiro@chadbourne.com
dbobbish@chadbourne.com

Persons denoted with an asterisk (*) are those designated for service pursuant to Rule 2010.[9] Applicants request waiver of Rule 203(b)(3),[10] so that a copy of any communications in the proceedings referenced above may be served on all persons listed above.

C. Description of the Applicants[11]

1. All business activities of the applicants, including authorizations by charter or regulatory approval (Exhibit A)[12]

The business activities of the Applicants are described fully below. Therefore, the Applicants request waiver of the requirement to file Exhibit A.

a. CMGC

CMGC is a Delaware limited liability company that owns and operates the Attala Generating Facility, an approximately 526 MW (nameplate capacity) natural gas-fired generation facility located in Attala County, Mississippi. CMGC's membership interests are held by HSBC Bank USA, solely in its capacity as Trustee (the "Trustee"), on behalf of 17 lenders that are primarily insurance companies and are not primarily engaged in energy-

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[9]   18 C.F.R. § 385.2010.

[10]   18 C.F.R. § 385.203(b)(3).

[11]   18 C.F.R. § 33.2(c).

[12]   18 C.F.R. § 33.2(c)(1).

related business activities (the "Passive Owners").[13] The Trustee is a financial institution

which is not engaged in the production, sale or transmission of energy. CMGC's manager is

R.W. Beck Plant Management, Ltd, a Washington corporation ("R.W. Beck").[14] CMGC has

authority to sell power at wholesale at market-based rates.[15]

Currently, CMGC sells power from the Attala Generating Facility to Entergy

Services, Inc. ("ESI") pursuant to a Capacity and Tolling Agreement.

b.   Attala

Attala, a Louisiana limited liability company, is a wholly-owned subsidiary of Cleco

Midstream Resources LLC ("CMR"). CMR is a Louisiana limited liability company that is,

in turn, a wholly-owned subsidiary of Cleco Corporation ("Cleco"), a Louisiana corporation

and an exempt intrastate public utility holding company under Section 3(a)(1) of the Public

Utility Holding Company Act of 1935 ("PUHCA"). Attala was formed for the purpose of

owning and operating the Interconnection Facilities.

Currently, Attala neither owns nor operates facilities subject to the Commission's

jurisdiction and, consequently, is not now a public utility under the FPA.[16] At the earlier of

(1) the consummation of the Transaction or (2) the Commission's acceptance of the

Interconnection and Service Charge Agreement between Attala and EMI, Attala will own

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[13]   The Commission held that the Trustee and the Passive Owners are not public utilities subject to
Commission jurisdiction under Section 201 of the FPA as a result of their ownership of interests in CMGC.
Central Mississippi Generating Company, LLC, 106 FERC ¶ 61,006 at P 20 (2004).

[14]   The Commission determined that R.W. Beck's management activities cause Beck to be an "operator"
of jurisdictional facilities and, hence, a public utility. *R.W. Beck Plant Management, Ltd.*, 109 FERC ¶ 61,315
(2004).

[15]   *Central Mississippi Generating Company*, L.L.C., Letter Order, Docket No. ER04-180-000 (December
30, 2003).

[16]   Section 201(e) of the FPA defines a "public utility" as "any person who owns or operates facilities
subject to the jurisdiction of the Commission. . . ." 16 U.S.C. § 824(e).

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facilities for the transmission of electric energy in interstate commerce and, consequently, will become a "public utility" subject to Commission jurisdiction under the FPA.[17]

> **2. A list of all energy subsidiaries and energy affiliates, percentage ownership interest in such subsidiaries and affiliates, and a description of the primary business in which each is engaged (Exhibit B)[18]**

> **a. CMGC**

CMGC does not have energy subsidiaries or energy affiliates.[19] Each of the Passive Owners, as well as the Trustee, is a financial institution not primarily involved in energy-related business activities. Furthermore, to the best of CMGC's knowledge, none of the Passive Owners or the Trustee owns more than a passive and/or *de minimis* interest in any electric generation facilities, transmission facilities, or distribution facilities other than the Attala Generating Facility.[20]

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[17]   *See Ocean State Power*, 38 FERC ¶ 61,140 at p. 61,378 (1987) (footnotes omitted) ("With our acceptance of this rate filing, Ocean State owns 'jurisdictional facilities' within the meaning of section 201 of the [FPA].") FPA jurisdiction attaches when the Commission accepts a voluntary rate filing by an entity that has not yet commenced operation. *Multitrade Limited Partnership*, 63 FERC ¶ 61,252 at pp. 62,691-92 (1993).

[18]   18 C.F.R. § 33.2(c)(2).

[19]   18 C.F.R § 33.2(c)(2). CMGC submits that R.W. Beck is not an affiliate of CMGC for the following three reasons. One, R.W. Beck has been engaged by CMGC for the sole purpose of assisting it in protecting the Passive Owners' significant investment interest in the Facility during a limited period of time. Two, because the Passive Owners are financial institutions who wish to remain passive and who are inexperienced in operating electric generation facilities, they believed it necessary that CMGC retain R.W. Beck, which has operated such facilities in the past. Three, an employee hired to manage the Facility would not be considered an affiliate. To consider R.W. Beck an affiliate under these circumstances would elevate form over substance, and for the reasons noted above, do so for no valid purpose.

[20]   Two Passive Owners, Monumental Life Insurance Company and Transamerica Occidental Life Insurance Company, were among a group of financial institutions that loaned money to Liberty Power, LLC (Liberty Power) for a 567.7 MW electric generating plant in Delaware County, Pennsylvania. Due to financial problems experienced by Liberty Power, the Commission recently approved an application by Newco, LLC to acquire (on behalf of the group of lenders) the indirect upstream membership interest in Liberty Power. *Newco, LLC*, Docket No. EC03-111-000, 104 FERC ¶ 62,154 (2003). Applicants submit that this *de minimis* ownership interest of two Passive Owners in a Pennsylvania generation facility is not relevant to the present application.

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b. Attala

The energy subsidiaries and energy affiliates of Attala are described in Exhibit B to this Application.

3. Organizational charts depicting the applicants' current and proposed post-Transaction corporate structures (Exhibit C)[21]

The Transaction will not change the corporate structure of either CMGC or Attala. Therefore, Applicants provide in Exhibits C-1 and C-2 organizational charts depicting each Applicant's current placement within its respective organization.

4. Description of all joint ventures, strategic alliances, tolling arrangements or other business arrangements, including transfers of operational control of transmission facilities to Commission approved Regional Transmission Organizations, both current, and planned to occur within a year from the date of filing, to which the applicants or their parent companies, energy subsidiaries, and energy affiliates are parties, unless the applicants demonstrate that the proposed Transaction does not affect any of their business interests (Exhibit D)[22]

The Transaction will not have any effect on joint ventures, strategic alliances or other business arrangements of the Applicants separate from the Transaction. Therefore, the Applicants request waiver of the requirement to file Exhibit D.

5. Identity of common officers or directors of parties to the proposed Transaction (Exhibit E)[23]

No CMGC officers or directors also are officers or directors of Attala. Accordingly, Applicants request a waiver of the requirement to file Exhibit E.

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[21]   18 C.F.R. § 33.2(c)(3).

[22]   18 C.F.R. § 33.2(c)(4).

[23]   18 C.F.R. § 33.2(c)(5).

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6. Description and location of wholesale power sales customers and unbundled transmission services customers served by the applicants or their parent companies, subsidiaries, affiliates and associate companies (Exhibit F)[24]

a. CMGC

CMGC's only wholesale power sales customer is ESI.

b. Attala

Attala requests partial waiver of the requirement to file Exhibit F. The wholesale power sales customers and unbundled transmission service customers served by Cleco Power, an affiliate of Attala, are listed in Cleco Power's Electronic Quarterly Reports filed with the Commission. The wholesale sales customers served by Attala's parent companies, subsidiaries, other of its affiliates, and associate companies are described in Exhibit F to this Application. No other of Attala's parent companies, subsidiaries, affiliates, and associate companies currently has unbundled transmission services customers.

7. Description of jurisdictional facilities owned, operated, or controlled by the applicants or their parent companies, subsidiaries, affiliates, and associate companies (Exhibit G)[25]

a. CMGC

The only jurisdictional facilities owned, operated and controlled by CMGC or its parent companies, subsidiaries, affiliates and associate companies are (1) the Interconnection Facilities, (2) CMGC's market-based rate schedule, and (3) the agreements under CMGC's

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[24]   18 C.F.R. § 33.2(c)(6).

[25]   18 C.F.R. § 33.2(d).

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market-based rate schedule and (4) books, records and other paper facilities incidental to the sale of power from the Attala Generating Facility.[26]

b. Attala

Attala currently does not own, operate or control facilities subject to the Commission's jurisdiction. The jurisdictional facilities owned, operated and controlled by Attala's parent companies, subsidiaries, affiliates and associate companies, are described in Exhibit G to this Application.

8. A narrative description of the proposed transaction for which Commission authorization is requested (Exhibit H),[27] including:

a. The identity of all parties involved in the Transaction

A description of the proposed Transaction is provided below. Accordingly, the Applicants request a waiver of the requirement to file Exhibit H.

The parties involved in the Transaction are CMGC and Attala.

b. All jurisdictional facilities and securities associated with or affected by the Transaction

The jurisdictional facilities associated with or affected by the Transaction are (1) the Interconnection Facilities, (2) CMGC's market-based rate schedule, and (3) the agreements under CMGC's market-based rate schedule.

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[26]   CMGC is not transferring its market-based rate schedule, any agreements thereunder or any books and records incidental to the wholesale sale of power from the Attala Generating Facility. CMGC intends to file to terminate its market-based rate schedule and any agreements thereunder as required by the Commission at which time it will cease to be a jurisdictional public utility. *See Century Power Corp.*, Docket No. EC95-12-000, 72 FERC ¶ 61,045 (1995).

[27]   18 C.F.R. § 33.2(e).

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c. The consideration for the Transaction

The consideration to be paid, which was established through arm's-length negotiation between the parties, is set forth in Exhibit I.

d. The effect of the Transaction on such jurisdictional facilities and securities

As set forth in Section III, below, the effect of the Transaction will be to transfer the Interconnection Facilities from CMGC to Attala. CMGC will file to terminate the rate schedule under which it sells power at wholesale. CMGC's Capacity and Tolling Agreement with ESI will be cancelled.

9. All contracts relating to the proposed Transaction together with copies of all other written instruments entered into or proposed to be entered into by the parties to the Transaction (Exhibit I)[28]

The terms and conditions of the Transaction are set forth in the PSA, which is included in Exhibit I to the Application.

10. A statement explaining the facts relied upon to demonstrate that the proposed Transaction is consistent with the public interest. (Exhibit J)[29]

A full discussion of the facts relied upon to demonstrate that the Transaction is consistent with the public interest is included in Section IV of this Application. Therefore, the Applicants request waiver of the requirement to file Exhibit J.

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[28]   18 C.F.R. § 33.2(f).

[29]   18 C.F.R. § 33.2(g).

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11. **A general or key map showing the properties of each party to the Transaction (Exhibit K)[30]**

    a. **CMGC**

Because the jurisdictional facilities to be transferred are only interconnection facilities, Applicants request waiver of this requirement to the extent necessary. A line diagram delineating (1) the transmission facilities owned and controlled by the operating companies of Entergy Corporation, (2) the Interconnection Facilities that will be acquired by Attala, and (3) the Attala Generating Facility that will be acquired by EMI is included in Exhibit K of this Application.

    b. **Attala**

Attala does not own any properties.

12. **Licenses, orders, or other approvals required from other regulatory bodies in connection with the proposed transaction, and the status of other regulatory actions (Exhibit L)[31]**

Cleco Corporation and CMR will file for approval from the Securities and Exchange Commission with respect to the acquisition of the Interconnection Facilities by Attala. As required by the Commission's regulations, Attala will supplement Exhibit L with copies of any orders that are issued after the date this Application is filed.

No state regulatory approval is required for the Transaction.

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[30]   18 C.F.R. § 33.2(h).

[31]   18 C.F.R. § 33.2(i).

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D. **Additional Information Requirements for Applications Involving Horizontal or Vertical Competitive Impacts**[32]

Sections 33.3 and 33.4 of the Commission's regulations require applicants to include a competitive screen analysis when a transaction will result in a single corporate entity obtaining ownership or control over the generating facilities of previously unaffiliated merging entities, or having ownership or control over merging entities providing inputs to electricity products and electric generation products. In *Order No. 642*, however, the Commission reaffirmed that not all Section 203 applicants are required to file complete competitive screen analyses.[33] The proposed Transaction will not result in either (1) a single corporate entity obtaining ownership or control over the generating facilities of previously unaffiliated merging entities or (2) a single corporate entity having ownership or control over merging entities providing inputs to electricity products and electric generation products. Consequently, the Commission's regulations do not require a competitive screen analysis to be filed as part of this Application.[34]

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[32]   18 C.F.R. §§ 33.3 and 33.4.

[33]   *Revised Filing Requirements Under Part 33 of the Commission's Regulations*, Order No. 642 , FERC Stats. and Regs., Regs. Preambles 1996-2000 ¶ 31,111 at 71,002 (2000), *order on reh'g*, Order No. 642-A (March 23, 2001), 94 FERC ¶ 61,289 (2001) (codified at 18 C.F.R. Part 33) ("*Order No. 642*").

[34]   *See Pedricktown Cogen. Ltd. P'ship*, 98 FERC ¶ 62,217 at 64,466-67 (2002) (approving transaction without requiring competitive screen analysis when acquirer did not conduct business in Eastern PJM and would be a new market entrant); *WPS Power Dev., Inc.*, 98 FERC ¶ 62,151 (2002) (approving transaction without requiring competitive screen analysis when parties had minimal or no overlaps in market share and acquirer had no inputs to generation in relevant markets); and *N. Iowa Windpower, LLC*, 97 FERC ¶ 62,216 (2001) (approving transaction without requiring competitive screen analysis when acquirer owned no generation or transmission assets in relevant market).

E. Proposed Accounting Entries[35]

Applicants have not included proposed accounting entries showing the effect of the Transaction on account balances because neither of the Applicants is required to maintain its books and records in accordance with the Commission's Uniform Systems of Accounts.

F. Form of Notice

As required by Section 33.6 of the Commission's regulations,[36] a form of notice suitable for publication in the *Federal Register* is included as Exhibit M to this Application, and a copy of this same notice, in electronic format on a 3½-inch diskette, is enclosed.

Because this Application does not require a full competitive analysis screen, it qualifies for a shortened comment period.[37] Therefore, the Applicants request a two-week notice period.

G. Verification

Included as Exhibit N to this Application are verifications, as required by the Commission's regulations,[38] signed on behalf of the Applicants.

III. DESCRIPTION OF THE PROPOSED TRANSACTION

In accordance with the PSA included in Exhibit I, Attala will acquire the Interconnection Facilities from CMGC.[39] On the Closing Date, CGMC will sell, convey,

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[35]   18 C.F.R. § 33.5.

[36]   18 C.F.R. § 33.6.

[37]   *Order No. 642* at p. 31,878.

[38]   18 C.F.R. § 33.7.

[39]   EMI will acquire from CMGC the Attala Generating Facility pursuant to a separate Purchase and Sale Agreement. That transaction does not require Commission approval under Section 203 of the FPA. *See Perryville Energy Partners, L.L.C., et al.*, Docket No. EL04-118-000, 109 FERC ¶ 61,019 (2004), *reh'g denied*, 111 FERC ¶ 61,006 (2005), *Entergy Services, Inc.*, 51 FERC ¶ 61,376, *reh'g denied*, 52 FERC ¶ 61,317 (1990),

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assign, transfer and deliver to Attala, and Attala will purchase and acquire from CMGC the Interconnection Facilities. Pursuant to the PSA, Commission approval of the Transaction is a prerequisite to closing, which is anticipated to take place on or about October 1, 2005.

IV. THE TRANSACTION IS CONSISTENT WITH THE PUBLIC INTEREST

Commission approval under Section 203 of the FPA requires a finding that the Transaction will be consistent with the public interest.[40] In its *Merger Policy Statement*,[41] the Commission identified three factors for evaluating the public interest standard under Section 203: (1) the effect on competition; (2) the effect on rates; and (3) the effect on regulation.[42] The Transaction is consistent with the public interest under the criteria outlined by the Commission in its regulations and in the *Merger Policy Statement*, and warrants approval for the following reasons.

A. The Transaction Will Not Have An Adverse Effect On Competition

The Transaction will not have an adverse effect on competition in the relevant market, the state of Mississippi. Specifically, the Transaction raises neither horizontal nor vertical market power concerns.

1. The Transaction raises no horizontal market power concerns

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El Paso Electric Company, 36 FERC ¶ 61,055 (1986), and *United Illuminating Co.*, 29 FERC ¶ 61,270 (1984). The Attala Generating Facility is adjacent to Entergy's McAdam's Substation.

[40] *Pacific Power & Light Company v. FPC*, 111 F.2d 1014, 1016-17 (9th Cir. 1940).

[41] *Inquiry Concerning the Commission's Merger Policy Under the Federal Power Act; Policy Statement*, Order No. 592, FERC Stats. & Regs., Regs. Preambles 1996-2000 ¶ 31,044 (1996), *recons. denied*, Order No. 592-A, 79 FERC ¶ 61,321 (1997) (codified at 18 C.F.R. Part 2) ("*Merger Policy Statement*"). *See also Order No. 642*.

[42] *See* 18 C.F.R. § 2.26.

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Neither Attala nor any of its affiliates currently owns generation or transmission in the relevant market. Because CMGC and Attala do not have facilities or sell relevant products in common geographic markets, the proposed Transaction will not eliminate a competitor. Consequently, the Commission should find that the proposed Transaction does not present horizontal market power concerns.[43]

2. The Transaction raises no vertical market power concerns

Neither Attala nor any of its affiliates owns any transmission in the State of Mississippi. Neither Attala, CMGC, nor their affiliates controls critical sites for new capacity development in the State of Mississippi. Neither Attala, CMGC nor their affiliates own interstate natural gas pipeline operations. Therefore, because the Applicants do not supply inputs used to produce electricity products and do not sell electricity products in common geographic markets, the Commission should find that the Transaction raises no vertical market power concerns.[44]

B. The Transaction Will Have No Effect On Rates

The Transaction will not have any effect on rates. CMGC's sale of the Interconnection Facilities to Attala does not affect the price at which power from the Attala Generating Facility is sold. Furthermore, Attala has filed with the Commission its proposed Monthly Interconnection Service Charge for the interconnection services it will provide to EMI under the ISCA. This proposed charge is based on Attala's cost of providing the service to EMI. Thus, the Commission should find that the Transaction will not have an adverse effect on rates.

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[43]   *New England Power Company, et al.*, 87 FERC ¶ 61,287, 62,146 (1999) ("*NEPCO*").

C. The Transaction Will Have No Effect On Regulation

The Transaction will not affect the Commission's jurisdiction. First, the Transaction will not result in the creation of a registered holding company. In addition, the Interconnection Facilities will remain subject to the Commission's jurisdiction. Finally, once Attala becomes a "public utility," it will be subject to regulation by the Commission with respect to the rates, terms and conditions for interconnection services. Therefore, the Commission should conclude that the Transaction will not have an adverse effect on regulation.

V. CONCLUSION

For the reasons stated above, the Commission should find that the Transaction is consistent with the public interest and, therefore, should approve the Transaction under Section 203 of the FPA no later than August 15, 2005.

Respectfully submitted,

____
Steven A. Weiler
Marcia A. Stanford
Leonard, Street and Deinard
The Army and Navy Club Building
1627 "Eye" Street, N.W., Suite 610
Washington, D.C. 20006

____
Robert F. Shapiro
Donna J. Bobbish
Chadbourne & Parke LLP
1200 New Hampshire Ave., N.W.
Washington, D.C. 20036
202-974-5600

[44] *NEPCO* at p. 62,146.

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202-974-6100

Sanford M. Saunders, Jr.
Kenneth P. Kaplan
Greenberg Traurig, LLP
800 Connecticut Ave., N.W.
Suite 500
Washington, D.C. 20006
202-331-3100

ATTORNEYS FOR   ATTORNEYS FOR
CENTRAL MISSISSIPPI GENERATING COMPANY   ATTALA TRANSMISSION LLC

June 29, 2005

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